UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

AeroVironment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008073108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 008073108

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Judith MacCready

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
2		(b) ☐

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States of America
NUMBER OF		SOLE VOTING POWER
	5
SHARES		2,381,332 shares (1)
		SHARED VOTING POWER
BENEFICIALLY	6
		0 shares
OWNED BY EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		2,381,332 shares (1)
		SHARED DISPOSITIVE POWER
PERSON WITH	8
		0 shares
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
2,381,332 shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
10

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
11.83%(2)
TYPE OF REPORTING PERSON
12
IN

(1)                 Includes 2,381,332 shares held by the P. and J. MacCready Living Trust (Restated) dated March 13, 1997, of which Mrs. MacCready is a trustee.

(2)                 Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

CUSIP No. 008073108

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
P. and J. MacCready Living Trust (Restated) dated March 13, 1997

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
2		(b) ☐

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
State of California, United States
NUMBER OF		SOLE VOTING POWER
	5
SHARES		2,381,332 shares (1)
		SHARED VOTING POWER
BENEFICIALLY	6
		0 shares
OWNED BY EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		2,381,332 shares (1)
		SHARED DISPOSITIVE POWER
PERSON WITH	8
		0 shares
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
2,381,332 shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
10

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
11.83%(1)
TYPE OF REPORTING PERSON
12
OO

(1)                 Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

CUSIP No. 008073108

Item 1(a).	Name of Issuer:

AeroVironment, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

181 W. Huntington Drive., Monrovia, CA  91016

Item 2(a).	Name of Person Filing:

This Schedule is being filed by Judith MacCready and the P. and J. MacCready Living Trust (Restated) dated March 13, 1997 (the “MacCready Trust”).  Mrs. MacCready and the MacCready Trust are filing this Schedule jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Mrs. MacCready and the MacCready Trust is:  c/o AeroVironment, Inc., 181 W. Huntington Drive., Monrovia, CA  91016.

Item 2(c).	Citizenship:

Mrs. MacCready is a United States citizen.  The MacCready Trust was formed in the State of California, United States.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

008073108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 008073108

Item 4.	Ownership

(a)	Amount beneficially owned:

Mrs. MacCready: 2,381,332 Shares (1)

MacCready Trust: 2,381,332 Shares

(b)	Percent of class (2):

Mrs. MacCready: 11.83%

MacCready Trust: 11.83%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Mrs. MacCready:  2,381,332 Shares (1)

MacCready Trust:  2,381,332 Shares

(ii)	Shared power to vote or to direct the vote:

Mrs. MacCready:  0 Shares

MacCready Trust:  0 Shares

(iii)	Sole power to dispose or to direct the disposition of:

Mrs. MacCready:  2,381,332 Shares (1)

MacCready Trust:  2,381,332 Shares

(iv)	Shared power to dispose or to direct the disposition of:

Mrs. MacCready:  0 Shares

MacCready Trust:  0 Shares

(1)                 Includes 2,381,332 shares held by the MacCready Trust, of which Mrs. MacCready is a trustee.

(2) Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

CUSIP No. 008073108

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	JUDITH MACCREADY

/s/ Judith MacCready*
	Name:	Judith MacCready

P. AND J. MACCREADY LIVING TRUST (RESTATED) DATED MARCH 13, 1997

	By:	/s/ Judith MacCready*
	Name:	Judith MacCready
	Title:	Trustee

* By Leslie R. Ravestein, as Attorney-in-Fact.

  Exhibit Index

Exhibit 1	Joint Filing Agreement.